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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49208

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 E. Valley Blvd., Suite 208

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Alhambra   CA   91801-5069
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yin Yi Chen 626-281-6007

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, __Yin Yi Chen__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Fortune Securities, Inc.__ , as of __December 31__ , 20__18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__President__
Title

Jing Wen Tan
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Fortune Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Fortune Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Fortune Securities, Inc. as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Fortune Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fortune Securities, Inc. 's management. My responsibility is to express an opinion on Fortune Securities, Inc. 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Fortune Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Fortune Securities, Inc. 's auditor since 2018.

Tarzana, California

February 7, 2019

Fortune Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	15,955
Clearing broker deposit		27,088
Commissions receivable		859
Furniture and equipment, at cost, net of accumulated depreciation of $87,067		-
Leasehold improvements, net of accumulated Amortization of $75,243		-
Deposits		4,599
Total Assets	$	48,501

Liabilities and Stockholders' Equity

Liability

Accounts payable and accrued expenses	$	1,926
Commissions payable		14,031
Broker payable		2,723
Other liabilities		756
Total Liabilities		19,436

Stockholders' Equity

Common stock, $.00 par value, 10,000,000 shares Authorized; 6,605,274 shares issued and outstanding	$ -	
Paid-in capital	589,500	
Retained earnings (deficit)	(558,628)	29,065
Total Liabilities and Stockholders' Equity	$	48,501

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2018

Revenues

Commissions	$	566,644
Revenue from Sale of Investment Company Shares		22,627
Revenue from Sale of Insurance Based Product		86,179
Interest		99
Total Revenues		675,549

Direct Costs

Commission expense	419,461
Ticket clearance charges	50,838
Quotes & research	8,304
Total Direct Costs	478,603
Gross Profit	196,946

Operating Expenses

Advertising	-
Exchange fees	1,632
Insurance	5,830
Interest expense	-
Office expenses	6,900
Postage and delivery	857
Professional fees	14,278
Rent	63,101
Salaries and wages and related expenses	26,236
Telephone	4,669
Temporary help	38,750
Travel and entertainment	39,558
Utilities	1,949
All other expenses	(5,807)
Total Operating Expenses	197,953

Income (Loss) Before Tax Provision		(1,007)
Income Tax Provision		800
Net Income (Loss)	$	(1,807)

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2017	6,605,274	$ 0	$ 589,500	$(558,628)	$30,872
Capital contributed					
Net Income (Loss)				(1,807)	(1,807)
Balance, December 31, 2018	6,605,274	$ 0	$ 589,500	$(560,435)	$29,065

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:		
Net loss	$	(1,807)
Changes in operating assets and liabilities:		
Clearing deposit		378
Commissions receivable		3,473
Accounts payable and accrued expenses		235
Commissions payable		8,945
Broker payable		2,723
Other liabilities		(9)
Net Cash provided in Operating Activities		13,938
Cash Flow from Investing Activities:		-
Cash Flows from Financing Activities:		
Paid in capital		-
Total Cash Flows from Financing Activities		
Net Increase in Cash		13,938
Cash at Beginning of Year		2,017
Cash at End of Year	$	15,955
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	800

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Fortune Securities, Inc. (the "Company") was incorporated in the State of California on November 20, 1995. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examinations. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – ASC 606 Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Note 3 – ASC 606 Revenue Recognition (continued)

B. Nature of Services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Note 3 – ASC 606 Revenue Recognition (continued)

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Note 4 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 5 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$0	$2,723

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 6 – Related Party

The Company is under common control with another firm, Castle Group Investment Counsel, Inc. ("Castle Group"). However, there are no transactions between the Company and Castle Group during the year ending December 31, 2018.

Note 7 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $22,441 which was $17,441 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.87 to 1.

Note 9 - Income Taxes

The Company files its corporate income tax returns on the accrual basis. For federal income tax purposes, there are net operation losses (NOLs) of approximately $495,000. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

Note 10 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000, current balance is $25,063. A clearing broker which the Company no longer has an agreement with keeps a deposit, current balance is $2,025.

Note 11 – Operating Lease Commitments

The Company leases office space under a noncancellable operating lease expiring July 31, 2019. The lease requires a deposit of $4,599. At December 31, 2018, future minimum lease payments under this agreement were as follows:

2019	26,809
	$ 26,809

The Company also leases a separate storage space on a month-to-month basis. The total rental expenses were $63,101 for the year ended December 31, 2018.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 7, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Fortune Securities, Inc.
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
For the Year Ended December 31, 2018

Computation of Net Capital

Total ownership equity from statement of financial condition	$	29,065
Clearing broker deposit nonallowable portion		(2,025)
Deposits		(4,599)
Net Capital	$	22,441

Computation of Net Capital Requirements
Minimum net aggregate indebtedness –

6.67% of net aggregate indebtedness	$	1,296
Minimum dollar net capital required	$	5,000
Net capital required (greater of above amounts)	$	5,000
Excess capital	$	17,441
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	20,497

Computation of Aggregate Indebtedness

Total liabilities	$	19,436
Aggregate indebtedness to net capital		0.87

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$	22,441
Variance		-
Net capital per audit	$	22,441

See accompanying notes to financial statements

Fortune Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to Fortune Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Fortune Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Fortune Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Fortune Securities, Inc.
388 E. Valley Blvd., Suite 208
Alhambra, CA 91801
Tel: (626) 281-6001 / Fax: (626) 281-1299

February 7, 2019

Brian W. Anson, CPA
18401 Burbank Blvd., Suite 120
Tarzana, CA 91356

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Anson:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Fortune Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2018 to December 31, 2018.

Sincerely,

Yin Yi Chen
President

, BRIAN W. ANSON

Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fortune Securities, Inc.
Alhambra, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Fortune Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortune Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Fortune Securities, Inc., stated that Fortune Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Fortune Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Fortune Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2019